UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of July 13, 2015

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680, 333-169241 and 333-200999) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

This Form 6-K consists of the following documents:

Press release dated July 7, 2015: RiT Technologies Names Yossi Ben-Harosh President and Chief Executive Officer A copy of the press release is attached as Exhibit 99.1 to this Form 6-K.

Press release dated June 30, 2015: RiT Technologies Reports Financial Results for the First Quarter of 2015

A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: July 13, 2015	By:	/s/ Eran Erov
Eran Erov, VP Finance

EXHIBIT INDEX

Exhibit Number                    Description of Exhibit

99.1	Press release dated July 7, 2015: RiT Technologies Names Yossi Ben-Harosh President and Chief Executive Officer

99.2	Press release dated June 30, 2015: RiT Technologies Reports Financial Results for the First Quarter of 2015